Exhibit 99.4
MANAGEMENT’S DISCUSSION AND ANALYSIS

April 13, 2009

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to repay or refinance our convertible debentures at maturity;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, and

•	our expectations regarding future financings;
•	our plans to conduct clinical trials;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to repay or refinance our convertible debentures at maturity;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our ability to maintain compliance with the operational covenants of the convertible debenture agreement that could result in an event of default and the requirement for early repayment;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has undertaken an expanded LOR-2040 trial at its own cost and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of significant payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity on October 6, 2009 should the holder not choose to convert the debentures into common shares.  We believe that it is unlikely the holder will chose to convert at $1/share as in the present agreement. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we will not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.

Management believes that our current level of cash and cash equivalents and short term investments will be sufficient to execute our current planned operating expenditures for the next twelve months; however, our $15 million convertible debt obligation is due in October 2009 and we currently do not have the cash and cash equivalents to satisfy this obligation.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability which raises significant doubt related to the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they fall due.  If the Company cannot repay or refinance the debentures at or prior to maturity, the lender may take any action permitted by law to realize on its security.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2008 and the accompanying notes (the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  In this MD&A, "Lorus", “New Lorus”, the "Company', "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, our ability to repay or refinance our $15 million convertible debentures, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our loss from operations for the three and nine months ended February 28, 2009 decreased to $2.5 million ($0.01 per share) and $7.4 million ($0.03 per share), respectively, compared to $3.8 million ($0.02 per share) and $9.0 million ($0.04 per share) during the same periods in fiscal 2008. During the nine months ended February 28, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $7.0 million ($0.03 per share).  During the nine month period ended February 29, 2008, the Company realized a gain on the sale of the shares related to the Arrangement (as described in the section titled “Plan of Arrangement and Corporate Reorganization) in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $2.7 million ($0.01 per share).

The decrease in loss from operations for the three months ended February 28, 2009 compared with the same period last year is due primarily to reduced research and development spending of $1.2 million, resulting from the completion of toxicity studies ongoing in Q3 2008 and lower drug manufacturing costs (described below) as well as lower stock based compensation costs of $106 thousand due to one time option grants in the third quarter of 2008 compared with no grants in the third quarter of 2009.

The decrease in net loss from operations for the nine months ended February 28, 2009 compared with the same period last year is due primarily to lower research and development costs of $1.3 million resulting from less spending on GLP-toxicity studies as well as drug manufacturing costs, lower general and administrative costs of $119 thousand due to reduced legal costs as well as lower stock based compensation costs of $182 thousand due to one time option grants in the third quarter of 2008 whereas there were no grants in the third quarter of 2009, and option modification costs incurred in the second quarter of 2008 offset by lower interest income of $217 thousand due to lower cash and investment balances and lower prime rates of interest.

We utilized cash of $1.8 million in our operating activities in three-month period ended February 28, 2009 compared with $2.6 million during the same period in fiscal 2008.  The decrease is primarily a result of a reduced net loss offset by lower accounts payable and accrued liabilities balances in the current year.  We utilized cash of $5.7 million for the nine months ended February 28, 2009 compared with $7.5 million in the same period last year.  The reduced use of cash is the result of a lower net loss as well as a reduction in the change in non-cash operating working capital as compared to the nine months ended February 29, 2008.

At February 28, 2009, we had cash and cash equivalents and short-term investments of $7.3 million compared to $9.4 million at May 31, 2008.

RESULTS OF OPERATIONS

Revenues
Revenues for the three-month period ended February 28, 2009 increased to $64 thousand compared with revenue of $3 thousand for the same period last year.  For the nine-month period ended February 28, 2009, total revenue increased to $106 thousand from $30 thousand in the same period last year.  This increase in revenue is related to an increase in milestone revenues associated with the license of Virulizin to ZOR Pharmaceuticals and recognition of revenue on milestone payments received in prior periods. This revenue is recognized over the remaining period of a service contract whereby Lorus has agreed to provide consulting services to ZOR pharmaceuticals. There remains $166 thousand (US $150 thousand) in deferred revenue which has been recorded in Accrued Liabilities on the balance sheet as at February 28, 2009.  Management anticipates that this revenue will be recognizable over the next nine months as services are provided.

Research and Development
Research and development expenses totaled $1.0 million in the three-month period ended February 28, 2009 compared to $2.2 million during the same period last year and decreased to $2.9 million from $4.3 million in the nine month period ended February 28, 2009 as compared to the same period in fiscal 2008.

The decrease in spending during the three months ended February 28, 2009 compared with the prior year is due to GLP-toxicity studies for both our LOR-2040 bladder cancer and LOR-253 small molecule programs that were ongoing in the third quarter of 2008 and are now completed.  In addition during the third quarter of 2008 manufacturing of LOR-2040 was ongoing resulting in significant costs, in the third quarter of 2009 manufacturing of LOR-253, our lead small molecule is ongoing, however the manufacturing costs of LOR-253 are significantly less than LOR-2040 contributing to the decrease in spending.

Research and development costs for the nine-month period ending February 28, 2009 decreased due to reduced spending on GLP-toxicity studies for both our LOR-253 small molecule and LOR-2040 bladder cancer programs which are now complete, lower clinical spending due to some Virulizin related costs incurred in the prior year (all further costs are now borne by our licensee) as well as lower manufacturing costs for the reasons described above.

General and Administrative
General and administrative expenses totaled $822 thousand in the three-month period ended February 28, 2009 compared to $863 thousand in same period last year.  For the nine month period ended February 28, 2009, general and administrative expense was $2.6 million compared with $2.7 million in the same period last year.

The slight decrease in general and administrative costs for the three month period ended February 28, 2009 is the result of reduced legal costs.  For the nine-month period ended February 28, 2009 general and administrative costs decreased slightly due to lower personnel costs, reduced legal and patent costs and lower annual meeting costs offset by foreign exchange losses.

Stock-Based Compensation
Stock-based compensation expense totaled $111 thousand in the three-month period ended February 28, 2009 compared with $217 thousand in the same period last year and $347 in the nine-month period ended February 28, 2009 compared with $529 thousand for the same period last year.

The decrease in stock based compensation for the three month period ending February 28, 2009 is due primarily to a one time increase in options granted during the third quarter of 2008 that immediately vested in order to bring option granting practices in line with industry standards.

In addition to the increased option grants described above, the decrease in the nine month period ending February 28, 2009 is also due to an expense of $83 thousand in the nine-month period ended February 28, 2009 related to the extension of options to directors not standing for re-election at the Company’s annual general meeting and Dr. Wright for options granted in his capacity as President and CEO.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $55 thousand in the three-month period and $141 thousand in the nine-month period ended February 28, 2009 as compared to $81 thousand and $240 thousand in the same periods, respectively, last year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past three fiscal years.

Additions to capital assets for the nine month period ended February 28, 2009 increased to $167 thousand compared with $52 thousand for the nine month period ended February 29, 2008.  This increase is due to the one time acquisition of research and development equipment.  This equipment will allow Lorus to do certain testing in house which was previously outsourced.

Interest Expense
Non-cash interest expense was $160 thousand in the three-month period ended February 28, 2009 compared with $258 thousand in the same period last year.  For the nine-month period ended February 28, 2009 interest expense was $578 thousand compared with $799 thousand for the same period last year.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The decrease in interest expense in fiscal 2009 compared with fiscal 2008 is a function of significantly lower prime rates in comparison with the prior year.  All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures amounted to $407 thousand in the three-month period ended February 28, 2009 compared with $320 thousand in the same period last year.  For the nine month period ended February 28, 2009, accretion charges were $1.2 million compared to $925 thousand in the same period in fiscal 2008.  The accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense for the three and nine month periods ending February 28, 2009 compared with the prior year is due to a higher effective rate of interest and a larger principal balance.

Interest  Income
Interest income totaled $65 thousand in the three-month period ended February 28, 2009 compared to $120 thousand in the same period last year.  For the nine-month period ended February 28, 2009 interest income totaled $218 thousand compared with $435 thousand in the same period last year.  The decrease in interest income during both the three and nine month periods ended February 28, 2009 is due to a lower average cash and marketable securities balance and significantly lower interest rates available on investments in comparison with the same periods in the prior year.

Loss from operations for the period
Our loss from operations for the three and nine months ended February 28, 2009 decreased to $2.5 million ($0.01 per share) and $7.4 million ($0.03 per share), respectively, compared to $3.8 million ($0.02 per share) and $9.0 million ($0.04 per share) during the same periods in fiscal 2008. During the nine months ended February 28, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $7.0 million ($0.03 per share).  During the nine month period ended February 28, 2009, the Company realized a gain related to the Arrangement in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $2.7 million ($0.01 per share).

The decrease in loss from operations for the three months ended February 28, 2009 compared with the same period last year is due primarily to reduced research and development spending of $1.2 million, resulting from the completion of toxicity studies ongoing in Q3 2008 and lower drug manufacturing costs as well as lower stock based compensation costs of $106 thousand due to one time option grants in the third quarter of 2008 whereas there were no grants in the third quarter of 2009.

The decrease in net loss from operations for the nine months ended February 28, 2009 compared with the same period last year is due primarily to lower research and development costs of $1.3 million resulting from less spending on GLP-toxicity studies as well as drug manufacturing costs, lower general and administrative costs of $119 thousand due to reduced legal costs as well as lower stock based compensation costs of $182 thousand due to one time option grants in the third quarter of 2008 whereas there were no grants in the third quarter of 2009 and option modification costs incurred in the second quarter of 2008 offset by lower interest income of $217 thousand due to lower cash and investment balances and lower prime rates of interest.

Gain on sale of shares
As a result of the Arrangement described below, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.3 million for the nine-month period ended February 29, 2008.  For the nine month period ended February 28, 2009 the Company recognized a gain on sale of $450 thousand which represents the $600 thousand released from escrow less the $150 thousand liability associated with the indemnification described below.  During the three months ended February 28, 2009 no amounts were recognized on the gain on sale of the shares.  In the same period last year $11 thousand in expenses were recorded as a loss on sale of the shares reflecting an adjustment to the transaction costs.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In reference to those indemnifications, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction and were released to Lorus in July 2008.  Lorus has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet under Accrued Liabilities as at February 28, 2009.

PLAN OF ARRANGEMENT AND CORPORATION REORGANIZATION
On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company”, “Lorus” or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  All comparative figures presented in these consolidated financial statements are those of Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis (“MD&A”) to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.

REGULATORY MATTER
On October 31, 2008 Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  Lorus is eligible to apply for deregistration from the Securities Exchange Commission one year after delisting from AMEX.  Lorus intends to submit this application by October 31, 2009.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures increased over the four quarters ended August 31, 2008 in comparison with the comparative quarters in the prior year.  This is due to increased activity related to the LOR-2040 and LOR-253 programs for which development has accelerated.  In particular research and development costs were significantly higher during the quarter ended February 29, 2008 due to the manufacturing costs associated with producing additional quantities of LOR-2040 to support the ongoing Phase II clinical trial in AML.  Q4 of 2007 and Q1 of 2008 had particularly low research and development expenditures as the Company was in between wrapping up the Virulizin® Phase III clinical trial and escalating development within the LOR-2040 and LOR-253 programs.  Research and development expenditures decreased during the quarter ended November 30, 2008 compared with the prior period due to reduced spending on the small molecule toxicity studies which are now completed.  Research and development expenditures were low during the quarter ended November 30, 2008 due primarily to the timing of activities.

General and administrative expenses have remained relatively consistent across last eight quarters with the exception of the following quarters:
•	three months ended November 30, 2007 reflecting corporate governance costs and increased corporate communication costs over the previous periods, and
•	the quarter ended May 31, 2008 resulting from increased legal, professional and internal control compliance fees.

The Company recognized a gain on sale of shares of $6.1 million on the close of the Arrangement as discussed above in the quarter ended August 31, 2007.   For the quarter ended August 31, 2008 the Company recognized a gain on sale of shares of $450 thousand related to the release of funds from escrow net of the value of the guarantee as discussed above.

(Amounts in 000’s except for per common share data)	Feb 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007
Revenue	$ 64	$ 39	$ 3	$ 13	$ 3	$ 1	$ 26	$ 40
Research and development	1,043	694	1,178	1,836	2,222	1,247	782	259
General and administrative	822	920	841	1,186	863	1,103	736	820
Net loss	(2,469)	(2,284)	(2,212)	(3,650)	(3,850)	(2,825)	3,991	(1,689)
Basic and diluted
net (loss) profit per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.01)	$ 0.02	$ (0.01)
Cash used in operating activities	$ (1,789)	$ (2,080)	$ (1,800)	$ (2,722)	$(2,586)	(2,537)	$(2,348)	$ (89)

Capital Risk Management
The Company’s objectives when managing capital are to:
•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of secured convertible debentures and equity comprised of share capital, warrants, the equity portion of our secured convertible debentures, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company expects that its current capital resources will be sufficient to carry its research and development plans and operations for the next twelve months, but will not be sufficient to repay its convertible debentures on the maturity date of October 6, 2009 if the debenture holders do not convert their debt into common shares.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

Rights Offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 per common share until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering the Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million.  The total costs associated with the transaction were $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The allocation based on relative fair values resulted in the allocation of approximately $2.8 million to the common shares and approximately $417 thousand to the common share purchase warrants.

Cash Position
At February 28, 2009, Lorus had cash and cash equivalents and short-term investments totaling $7.3 million compared to $9.4 million at May 31, 2008.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at February 28, 2009 was a deficiency of $7.6 million as compared to a surplus of $8.0 million at May 31, 2008.  The negative working capital balance as at February 28, 2009 is the result of classifying the carrying amount of the convertible debentures which are due on October 6, 2009 as a current liability.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We will need to seek to access the public or private equity markets in order to fund our ongoing research and development activities as well as to repay the $15 million convertible debentures due October 6, 2009 should the holder chose not to convert. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Contractual Obligations and Off-Balance Sheet Financing
At February 28, 2009, we had contractual obligations requiring annual payments as follows:
(Amounts in 000’s)
	Less than 1 year	1-3 years	Total
Operating leases	147	176	323
Convertible Debenture[1]	15,000	-	15,000
Total	15,147	176	15,323

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00 per share.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above excludes interest expense which is payable monthly by issuance of common shares which is calculated at a rate of prime plus 1% on the outstanding balance.  The convertible debentures are due on October 6, 2009.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from future revenues or milestone payments. As of February 28, 2009 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of February 28, 2009 no amounts are owing and the amount of future fees payable to the consultants is not determinable.

As at February 28, 2009, we have not entered into any off- balance sheet arrangements.

Indemnification
Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Lorus has recorded a liability of $150 thousand, which we believe is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet under Accrued Liabilities.

Financial Instruments
The Company has classified its financial instruments as follows:

	February 28,	May 31,
	2009	2008
Financial assets
Cash and cash equivalents, consisting of term deposits,
and guaranteed investment certificates, held for trading,
measured at fair value	$5,644	$2,652

Short-term investments, held-to-maturity,
recorded at amortized cost	1,142	6,304

Short-term investments, held-for-trading,
recorded at fair value	486	480

Amount held in escrow, measured at amortized cost	—	600

Financial liabilities
Accounts payable, measured at amortized cost	312	923

Accrued liabilities, measured at amortized cost	1,300	1,194

Secured convertible debentures,
measured at amortized cost	13,915	12,742

Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canada and U.S. corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 of the financial statements for further discussion on the Company’s ability to continue as a going concern and the liquidity risk associated with the secured convertible debentures due October 6, 2009.

Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents, short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The secured convertible debentures accrue interest at a rate of prime + 1%.  A change of 100 basis points in the prime interest rate would have increased (decreased) equity and net income by approximately $38 thousand ($38 thousand) for the quarter ended February 28, 2009.  This analysis assumes all other variables remain constant.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At February 28, 2009 U.S. dollar denominated accounts payable and accrued liabilities amounted to $190 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in net loss and comprehensive loss of $19 thousand ($19 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than a 19% interest held in Zor Pharmaceuticals that is the licensee of Virulizin.  The Company paid a nominal amount for this equity interest and is not exposed to any losses in excess of this nominal amount.

Outlook
Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives.  Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.  As mentioned above Lorus has a $15 million convertible debenture due on October 6, 2009 for which it does not currently have the cash and cash equivalents to satisfy this obligation.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended February 28, 2009 the Company expensed consulting fees of $6 thousand (2008 - $nil) to a director of the Company and for the nine months ended February 28, 2009, Lorus expensed consulting fees of $18 thousand (2008 - $nil) to the same director.  At February 28, 2009 $18 thousand (2008 - $nil) remained payable and is included in Accrued Liabilities on the balance sheet.

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to the MD&A included in our 2008 Annual Report for a complete discussion of risks and uncertainties.

•
The cash and cash equivalents on hand are not sufficient to repay the debentures at maturity.  If we cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion: commence legal action; take possession of our assets; carry on our business; appoint a receiver; and take any other action permitted by law to obtain payment.

•
Our current capital resources are not sufficient to fund our long-term business strategy or to repay our convertible debentures.  We need to raise additional capital. We cannot assure you that additional funding will be available at all or on terms which are acceptable to us or in amounts that will enable us to carry out our business plan.

•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•
We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

CRITICAL ACCOUNTING POLICIES
Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2008 annual report.  As well, our significant accounting policies are disclosed in Note 3, Significant Accounting Policies, of the notes to the financial statements of Lorus provided in our annual report for the fiscal year ended May 31, 2008.

Recently Adopted Accounting Recommendations
Effective June 1, 2008, the Company adopted the following accounting policies:

Accounting changes:
Effective June 1, 2008, the Company adopted the Accounting Standards Board’s (“AcSB”) replacement of Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company’s financial statements during the three and nine month periods ended February 28, 2009.

Capital disclosures:
Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”). Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 3 of the financial statements.

Financial instruments:
Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”). Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 4 of the financial statements

General standards of financial statement presentation:
In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;
(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically June 1, 2008 for the Company. The new disclosure requirements pertaining to this Section are contained in note 1 of the financial statements.

Recent Accounting Recommendations not yet adopted
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

As at February 28, 2009, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures are effective.

In the course of evaluating its internal controls over financial reporting as at May 31, 2008, management identified the following reportable deficiencies:

Segregation of Duties
Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty deficiencies has resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions
As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to GAAP and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2008, no material misstatements were identified. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

There have been no significant changes to the Company’s internal control environment during the three months ended February 28, 2009 that would have materially affected the Company’s internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at April 13, 2009, the Company had 255,617,000 common shares issued and outstanding and 14,269,444 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 16,990,000 stock options to purchase an equal number of common shares, and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2008 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).